UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 -------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               PREMIER FARNELL PLC
                                (Name of Issuer)

                          American Depositary Receipts,
                     Evidencing American Depositary Shares,
              Each Representing Two Ordinary Shares of 5 Pence Each
                         (Title of Class of Securities)

                                   740-50U-206
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                January 27, 1998
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                               (Page 1 of 8 Pages)

CUSIP No. 740-50U-206                                              SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Jack N. Mandel
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

X        (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                              ----------------------------------

Number of         (7)      Sole Voting Power   70,199
Shares                                        ----------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   52,806,455
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     69,266
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   52,806,455
                                                    ----------------------------
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 52,876,655
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            X
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           18.0%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                    ----------------------------

                              (Page 2 of 8 Pages)

CUSIP No. 740-50U-206                                              SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
            Joseph C. Mandel
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

X        (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                              ----------------------------------

Number of         (7)      Sole Voting Power   130,909
Shares                                        ----------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   48,242,401
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     129,976
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   50,692,658
                                                    ----------------------------
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 50,823,568
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            X
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           17.5%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                    ----------------------------


                              (Page 3 of 8 Pages)

CUSIP No. 740-50U-206                                              SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
           Morton L. Mandel
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

X        (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                              ----------------------------------

Number of         (7)      Sole Voting Power   61,279
Shares                                        ----------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   46,196,607
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     60,346
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   49,564,520
                                                    ----------------------------
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 49,625,799
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            X
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           17.1%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                    ----------------------------

                              (Page 4 of 8 Pages)

CUSIP No. 740-50U-206                                              SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
           Jack N. Mandel Revocable Trust
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

X        (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Ohio
                                              ----------------------------------

Number of         (7)      Sole Voting Power   0
Shares                                        ----------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   14,753,159
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     0
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   14,753,159
                                                    ----------------------------
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 14,753,159
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           5.3%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    OO
                                                    ----------------------------

                              (Page 5 of 8 Pages)

CUSIP No. 740-50U-206                                              SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Morton L. Mandel Revocable Trust
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------

X        (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Ohio
                                              ----------------------------------

Number of         (7)      Sole Voting Power   0
Shares                                        ----------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   16,205,266
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     0
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   16,205,266
                                                    ----------------------------
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 16,205,266
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           5.8%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    OO
                                                    ----------------------------

                              (Page 6 of 8 Pages)

CUSIP No. 740-50U-206                                              SCHEDULE 13D



                  This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998 by Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, the Jack N. Mandel Revocable Trust and the Morton L. Mandel Revocable Trust. This Amendment No. 1 to Schedule 13D relates to the American Depositary Receipts (the "Ordinary Share ADRs") evidencing American Depositary Shares, each representing two Ordinary Shares of 5 pence each (the "Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at Farnell House, Sandbeck Way, Wetherby, West Yorkshire, LS 22 7DH, U.K. The following amendments to Item 4 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

                  On January 27, 1998, the Board of Directors of the Company announced that Mr. Howard Poulson, Group Chief Executive, would be leaving the Company, and that the Board of Directors had accepted his resignation as a director with effect from January 27, 1998. In a press release issued by the Company on January 27, 1998, Mr. Malcolm Bates, Chairman of the Company, said that at the request of the Board of Directors, Mr. Morton Mandel, Deputy Chairman, would take responsibility for the executive supervision of day-to-day operations pending the appointment of a new Chief Executive. Mr. Bates also said that he is leading the committee of the Board of Directors formed to recommend a candidate to the full Board of Directors.



                              (Page 7 of 8 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 1998                          /s/  Jack N. Mandel
                                                ------------------------------
                                                Name:  Jack N. Mandel


                                                  /s/  Joseph C. Mandel
                                                ------------------------------
                                                Name:  Joseph C. Mandel


                                                  /s/  Morton L. Mandel
                                                ------------------------------
                                                Name:  Morton L. Mandel


                                                JACK N. MANDEL REVOCABLE
                                                TRUST


                                                By:   /s/  Joseph C. Mandel
                                                ------------------------------
                                                     Name:  Joseph C. Mandel
                                                     Title:  Trustee


                                                By:   /s/  Morton L. Mandel
                                                ------------------------------
                                                      Name:  Morton L. Mandel
                                                      Title:  Trustee


                                                MORTON L. MANDEL REVOCABLE
                                                TRUST


                                                By:   /s/  Jack N. Mandel
                                                ------------------------------
                                                      Name:  Jack N. Mandel
                                                      Title:  Trustee


                                                By:    /s/  Joseph C. Mandel
                                                ------------------------------
                                                     Name:  Joseph C. Mandel
                                                     Title:  Trustee

                              (Page 8 of 8 Pages)